04013044

Att
8-17-04

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm 8/17

SEC FILE NUMBER
8- 49017

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 1 0 2004 DIVISION OF MARKET REGULATION

NAME OF BROKER-DEALER:

HARVEST CAPITAL INVESTMENTS, LLC

OFFICIAL USE ONLY
40367
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1470 BUENA VISTA AVE.
(No. and Street)

MCLEAN	VIRGINIA	22101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC DARRISAW (202) 521-1014
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gottfried E. Weber
(Name — *if individual, state last, first, middle name*)

1144 W. Pioneer Parkway, Ste. F	Arlington	Texas	76013
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2*

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Harvest Capital Investments, LLC

I have audited the accompanying balance sheet of Harvest Capital Investments, LLC as of December 31, 2002, and the related statements of income, retained earnings, and cash flows for the year ended. Those financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An Audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principle uses and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements. In my opinion, the financial statements referred to above present fairly, in all material respects, financial position of Harvest Capital Investments, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Gottfried E. Weber, CPA
1144 W. Pioneer Parkway, Ste. F
Arlington, TX 76013

March 28, 2003

HARVEST CAPITAL INVESTMENTS, LLC

BALANCE SHEET

AS OF DECEMBER 31, 2002 AND 2001

ASSETS

	2001	2002
CURRENT ASSETS		
Petty Cash	$ 0.00	$ 1,100.00
Checking Account-First Union	4,728.25	4,610.00
Money Market-First Union	4,846.99	500.06
Accounts Receivable	0.00	18,734.20
Total Current Assets	$ 9,575.24	$ 24,944.26
FIXED ASSETS		
Equipment	$ 6,517.00	$ 7,018.57
Accumulated Depreciation	(3,693.46)	(5,274.46)
Total Fixed Assets	$ 2,823.54	$ 1,744.11
OTHER ASSETS		
Due From Members	$ 0.00	$ 0.00
Total Other Assets	$ 0.00	$ 0.00
TOTAL ASSETS	$ 12,398.78	$ 26,688.37

LIABILITIES & STOCKHOLDERS EQUITY

	2001	2002
CURRENT LIABILITIES		
Liabilities	$ 0.00	$ 3,107.00
Total Current Liabilities	$ 0.00	$ 3,107.00
TOTAL LIABILITIES	$ 0.00	$ 3,107.00
CAPITAL		
Members Equity	$ 133,035.39	$ 133,035.39
Retained Earnings	(120,636.61)	(109,454.02)
Total Members Equity	$ 12,398.78	$ 23,581.37
TOTAL LIABILITIES & STOCKHOLDERS EQUITY	$ 12,398.78	$ 26,688.37

SEE NOTES TO FINANCIAL STATEMENTS

HARVEST CAPITAL INVESTMENTS, LLC

FOR THE YEAR ENDED DECEMBER 31, 2002

HARVEST CAPITAL INVESTMENTS, LLC

TABLE OF CONTENTS

HARVEST CAPITAL INVESTMENT, LLC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2002

	2001	2002
INCOME		
Commission	$ 12,082.32	$ 198,119.93
Miscellanous	3,596.36	(9,898.52)
Total Income	15,678.68	188,221.41
EXPENSES		
Auto	$ 0.00	1,513.21
Fines	0.00	40.00
Misc	0.00	96.00
Research	0.00	1,185.00
Management	700.00	0.00
Dues	104.00	3,105.27
Bank Charges	821.30	2,007.50
Depreciation	1,748.37	1,581.00
Legal and Professional	7,650.00	3,925.00
Licenses & Fees	1,575.00	32.50
Clearing	31,400.12	4,342.35
Insurance	4,504.35	1,873.31
Rent	4,089.00	19,820.00
Taxes	5,059.62	0.00
Telephone	7,576.39	13,332.34
Consulting	5,150.00	29,665.39
Entertainment	5,200.00	31,130.03
Commissions	6,320.53	31,988.85
NASD	0.00	586.00
Contributions	100.00	1,250.00
Office	187.50	130.13
Utilities	982.24	2,803.28
Travel	2,637.15	23,607.47
Total Expenses	$ 85,805.57	$ 174,014.63
INCOME FROM OPERATIONS	$ (70,126.89)	14,206.78
OTHER INCOME (EXPENSES)		
Interest Income	0.00	63.42
Total Other Income	$ 0.00	63.42
NET INCOME BEFORE INCOME TAXES	$ (70,126.89)	$ 14,206.78
INCOME TAXES	$ 0.00	$ 0.00
NET INCOME (LOSS)	$ (70,126.89)	$ 14,206.78
NET INCOME PER COMMON SHARE (NOTE A)	$ N/A	$ N/A

SEE NOTES TO FINANCIAL STATEMENT

HARVEST CAPITAL INVESTMENTS, LLC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	MEMBERS EQUITY
BALANCE AT JANUARY 1, 2002	133,035.39
NET CHANGES FOR THE PERIOD (PAID IN CAPITAL)	0.00
BALANCE AT DECEMBER 31, 2002	133,035.39

HARVEST CAPITAL INVESTMENTS, LLC
STATE OF RETAINED EARNINGS
BALANCE AT DECEMBER 31, 2002

	2001	2002
BALANCE JANUARY 1, 2002	$ 93,036.00	$ (120,637.00)
NET INCOME FOR THE PERIOD	(70,127.00)	14,270.20
CAPITAL CONTRIBUTIONS	0.00	0.00
LESS DISTRIBUTIONS	(143,546.00)	(3,087.22)
BALANCE DECEMBER 31	$ (120,637.00)	$ (109,454.02)

SEE NOTES TO FINANCIAL STATEMENT

HARVEST CAPITAL INVESTMENTS, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2002 and 2001
INCREASE (DECREASE) IN CASH OR CASH EQUIVALENTS

	12 Months Ended 12/31/01	12 Months Ended 12/31/02
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income (Loss)	(70127)	14270
Adjustments to Reconcile Cash Flow		
Depreciation	(4881)	(1581)
Amortization	0	0
Decrease (Increase) in Current Assets	20512	(18733)
Increase (Decrease) in Current Liabilities	0	3107
Accounts Payable	542	0
Clearing Payable	0	0
Deposits Payable	0	0
Total Adjustments	16173	(17207)
Cash Provided (Used) by Operations	(53954)	(2937)
CASH FLOW FROM INVESTING ACTIVITIES		
Sales (Purchases) of Assets	0	0
Assets	0	(501)
Cash Provided (Used) by Investing	0	(501)
CASH FLOW FROM FINANCING ACTIVITIES		
Cash (Used) or Provided By: Dividends	0	73
Prior Year Correction	0	0
Cash From Financing Activities	0	73
NET INCREASE (DECREASE) IN CASH	(53954)	(3365)
CASH AT BEGINNING OF PERIOD	63529	9575
CASH AT END OF PERIOD	9575	6210

SEE NOTES TO FINANCIAL STATEMENTS

HARVEST CAPITAL INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
The company is a discount brokerage firm formed for the purpose of generating commissions from buying and selling securities for customers.

Income Per Share
This is an LLC, therefore there are no shares of stock.

Income Taxes
The Company is an LLC and has elected to be taxed as a Partnership, therefore no income taxes are owed at the Company level.

Depreciation Expense
Depreciation of property, plant and equipment is provided using the straight line method for financial reporting purposes at rates based on the following estimated useful life.

Machinery & Equipment	3-10 Years
Furniture & Fixtures	5-10 Years
Leasehold Improvements	5-10 Years

Expenditure for major renewals and betterments which extend the useful lives of property and cost over $100.00 are capitalized. Expenditure for maintenance and repairs are expenses.

FOCUS REPORT - PART IIA
Firm and Filing Information

Please ENTER the following information
This report is being filed pursuant to (check one):

X 1 Rule 17a-5(a)	_4 Special request by designated examining authority
_2 Rule 17a-5(b)	_5 Fifth Focus
_3 Rule 17a-11	

Period Beginning: 9/30/02
Period Ending: 12/31/02

Have you been a member for fewer than 12 months? Y/(N) N

Please VERIFY the following information
Broker-Dealer Name: Harvest Capital Investments, LLC
Firm I.D.: 40367
District I.D.: 6

Contact Name: Dennis Cotto
Contact Phone: (202) 521-1013

Consolidated:
Unconsolidated: X
Name(s) of subsidiaries or affiliates consolidated in this report:
Name: Phone Number:

Does respondent carry its own customer accounts? Yes
No X

Check here if respondent is filing an audited report. X

Is net capital a requirement calculated using:
(B) Basics or (A) Alternate Method B

FOCUS REPORT - PART IIA
Statement of Changes in Ownership Equity / Subordinated Liabilities

Firm Name: Harvest Capital Investments, LLC   Firm ID: 40367

From 10/01/02

To 12/31/02

State of Changes in Ownership Equity	
1. Balance, Beginning of Period	33,103
A. Net income (loss)	(9,522)
B. Additions, incl. Non-conforming capital of	
C. Deductions, incl. Non-conforming capital of	
2. Balance, end of Period	23,581

Statement of Changes in Subordinated Liabilities

3. Balance, beginning of Period	
A. Increases	
B. Decreases	0
4. Balance, End of Period	0

FOCUS REPORT - PART IIA
Computation of Net Capital

Firm Name: Harvest Capital Investments, LLC		As of 12/31/02 Firm ID: 40367
1	Total ownership equity (o/e)	23,581
2	Deduct o/e not allowable for net capital	0
3	Total o/e qualified for net capital	23,581
4	Add:	
	A. Allowable subordinated liabilities	
	B. Other deductions or credits	
	Description	
	0 Amount	
	0	
	0	
5	Total cap & allowable subloans	0
6	Deductions &/or charges	
	A. Total non-allowable assets	(7,294)
	B. Secured demand note deficiency	
	C. Cap chgs for spot & commodity futures	
	D. Other deductions &/or charges	(7,294)
7	Other additions &/or allowable credits	
	Description Amount	
	0	
	0	
	0	
8	Net capital before haircuts	16,287
9	Haircut on Securities	
	Other Securities	
	Undue Concentration	
10	Net Capital	16,287

Compliance Examiner
National Association of Securities Dealers

After examination of Harvest Capital Investments, LLC as of the date of this letter, I find no evidence that Harvest Capital Investments, LLC conducts any practices that would cause it to lose its exemption to regulation 15c3-3 under rule K(2)(iii).

Harvest Capital Investments, LLC is an introducing broker, which clears all transactions on a fully disclosed basis with a clearing broker, HSBC. Harvest Capital Investments, LLC does not handle customer funds or securities. All customers are instructed to send funds or securities directly to HSBC.

Gottfried E. Weber, CPA
March 28, 2003

HARVEST CAPITAL INVESTMENTS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

NET CAPITAL	
Total stockholders' equity	23,581
Deduct stockholders' equity not allowable for net capital	none
Total stockholders' equity qualified for net capital	23,581
Additions	
Liabilities allowable in computation of net capital	0
Total capital and allowable liabilities	23,581
Deductions and/or charges	
Non-allowable assets	(7,294)
Net capital before haircuts on security positions	
Haircuts on securities	0
NET CAPITAL	16,287
AGGREGATE INDEBTEDNESS	
Items including statement of financial condition payable to stockholder	3,107
Total aggregate indebtedness	3,107
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Capital Required (Based on Net Indebtedness)	207
Minimum Net Capital Required	6,000
Excess Net Capital	10,287
Excess Net Capital at 1000%	26,263
Ratio: Aggregate indebtedness to net capital	19

Harvest Capital Investments, LLC

RECONCILIATION WITH COMPANY'S COMPUTATION

No material difference exists between company's calculations and above calculation; therefore, no reconciliation is provided.

INDEPENDENT AUDITOR'S REPORT

Board of Directors:
Harvest Capital Investments, LLC

I have examined the financial statements of Harvest Capital Investments, LLC for the year ended December 31, 2002 and have issued my report thereon dated March 28, 2003. As part of my examination, I made a study and evaluation of the Company's system on internal accounting control (which included the procedures for safeguarding securities) to the expent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Consolidated Capital Management, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g). I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ii) and the procedures for detrmining compliance with exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers nor perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benfits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practice and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Consolidated Capital Management, Inc. taken as a whole. However, my study and evaluation disclosed no conditions that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices an procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Gottfried E. Weber, CPA
March 28, 2003